Exhibit 12.2

	Six Months Ended June 30,		Year Ended December 31,
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2016	2015	2015	2014	2013	2012	2011
(dollar amounts in thousands of dollars)
Earnings:
Income before income taxes	$455,094	$480,123	$913,605	$852,985	$868,756	$833,581	$718,928

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	78,086	43,068	99,613	70,692	57,027	74,379	97,035

Earnings available for fixed charges, excluding interest on deposits	533,180	523,191	1,013,218	923,677	925,783	907,960	815,963
Add: Interest on deposits	45,342	39,433	82,174	86,453	116,241	162,167	260,051

Earnings available for fixed charges, including interest on deposits	$578,522	$562,624	$1,095,392	$1,010,130	$1,042,024	$1,070,127	$1,076,014

Fixed Charges:
Interest expense, excluding interest on deposits	$68,620	$34,087	$81,610	$52,868	$39,788	$57,572	$81,004
Interest factor in net rental expense	9,466	8,981	18,003	17,824	17,239	16,807	16,031
Preferred stock dividends	27,872	15,933	31,873	31,854	31,869	31,989	30,813

Total fixed charges, excluding interest on deposits	105,958	59,001	131,486	102,546	88,896	106,368	127,848
Add: Interest on deposits	45,342	39,433	82,174	86,453	116,241	162,167	260,051

Total fixed charges, including interest on deposits	$151,300	$98,434	$213,660	$188,999	$205,137	$268,535	$387,899

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	5.03X	8.87X	7.71X	9.01X	10.41X	8.54X	6.38X
Including interest on deposits	3.82X	5.72X	5.13X	5.34X	5.08X	3.99X	2.77X